Insider Trading Policy

BCB Community Bank

BCB Bancorp,

Inc. Insider

Trading Policy

BCB Bancorp, Inc., as a public company, is subject to federal and state laws and regulations governing securities trading. It is the policy of BCB Bancorp, Inc., and its subsidiaries (collectively, the “Company”) to comply fully, and to assist its directors, management and employees in complying fully, with these laws and regulations.

This policy applies to all members of the Company’s Board of Directors, director emeriti, Executive Management, and employees (herein, collectively, "employees"), as well as members of such employees' immediate families, households, and any other party over whom an employee may have dispositive power (hereinafter, an "Affiliated Party").

The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this policy. This policy provides procedures and guidelines with respect to transactions of employees of the Company in the Company’s securities, the protection of the Company's material, non-public information, and the standard of conduct expected of the Company’s employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy.

LEGAL BACKGROUND

“Insider trading” is an enforcement priority of the Securities and Exchange Commission (“SEC”), the NASDAQ Global Select Market (“NASDAQ”), and the United States Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment for violations.

What is insider trading? The prohibition against such trading generally is understood to prohibit:(1) trading on the basis of material, non-public information; (2) disclosing or “tipping” material, non-public information to others, or recommending the purchase or sale of securities on the basis of such information; or (3) assisting someone who is engaged in any of the above activities.

Who is an insider? The term “insider” applies to anyone who, by virtue of a special relationship with the Company, possesses material, non-public information regarding the business of the Company. An individual may be considered an insider for a limited time with respect to certain material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

What is material, non-public information? Information is generally deemed to be “material” if there is a substantial likelihood a “reasonable investor” would rely on it in deciding to purchase, sell or hold a security to which the information relates. As a practical matter, "materiality" often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain.

Examples of information generally regarded as material include, but are not limited to, the following:

•	Financial results;
•	Projections that significantly different from external expectations;

•	Major proposed or pending acquisitions, investments, divestitures;
•	Significant projects or product developments;
•	Changes in key personnel;
•	Changes in dividends;
•	Stock splits;
•	Stock buybacks;
•	New equity or debt offerings;
•	Positive or negative developments in outstanding, significant litigation;
•	Events that may result in the creation of a significant reserve or write-off, or other significant adjustment to the Company’s financial statements;
•	Actual or threatened significant litigation or inquiry by a governmental or regulatory unit, authority or agency; and
•	Any other facts which might cause the Company’s financial results to be substantially affected

“Non-public” information is any information that has not been previously disclosed and is not otherwise available to investors generally. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just “loose talk,” is not public information.

Information should be considered “non-public” until the beginning of the third (3rd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, newspaper items, quarterly or annual report filings or other widely disseminated means.

For purposes of this Policy, a “Trading Day” shall mean a day on which the NASDAQ is open for trading.

Potential Criminal and Civil Liability and/or Disciplinary Action. The Securities Exchange Act of 1934, as amended (the “Exchange Act”), and specifically Rule 10b-5 of the Exchange Act, makes it unlawful for any person to make false statements or omit to state material facts in connection with the purchase or sale of any security. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.

Individuals found liable for insider trading face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, the Company (and its executive officers and directors) could itself face penalties of the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.

Without regard to the civil or criminal penalties that may be imposed by others, willful violation of this Policy and its procedures may constitute grounds for dismissal from the Company.

The procedures regarding securities trading outlined below are designed to deter and, where possible, prevent such improper trading.

POLICIES REGARDING TRANSACTIONS IN THE COMPANY’S SECURITIES

The following policies apply to all transactions, direct or indirect, in all of the Company’s securities, including, but not limited to, the Company’s common stock (including those shares of common stock that may be held in any Company 401(k) retirement savings plan, pension plan, retirement plan, other similar plan or any such similar plan that the Company may adopt in the future), and derivative securities (including stock options, "put" or "call" options and other similar securities).

Prohibitions for All Directors, Officers and Employees:

No Trading on Material, Non-Public Information. No employee who is aware of any material, non- public information concerning the Company or a third-party with whom the Company does business, shall engage in any transaction in the Company’s or such third party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non- public information and ending at the beginning of the third (3rd) Trading Day following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, non-public information is prohibited from trading in Company securities until that information has become public or is no longer material.

No Tipping. No employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person, including employees and non-employees, to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in the Company’s securities to any other person on the basis of material, non- public information.

No Short Sales. No employee of the Company shall engage in the "short sale" of the Company’s securities. A "short sale" is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

401(k) Plan. This Policy does not apply to purchases of Company stock in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election. The Policy does apply, however, to certain elections made under the Company’s 401(k) plan, including: (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Company stock fund balance; or (d) an election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company stock fund.

Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals:

The following prohibitions and procedures apply to Section 16 Reporting Persons (as defined below) and certain other employees that may be designated by the Company from time to time (“Designated Individuals”). “Section 16 Reporting Persons” are members of the Company’s Board of Directors, director emeriti, Executive Officers, the Controller and all Controlling/Financial department staff, as set forth on Attachment "A." Designated Individuals will be informed of their individual status by the Company's Chief Financial Officer.

Under special circumstances, certain employees who are not normally Section 16 Reporting Persons or Designated Individuals may gain access to material, non-public information and the Company, in its discretion, may determine that such employees may also be subject to the following prohibitions and procedures. Such employees will be notified of such status and will be subject to the following prohibitions and procedures for such period of time as the Company deems appropriate.

No Trading During Black-Out Periods. Section 16 Reporting Persons, Designated Individuals and Affiliated Parties are subject to black-out periods during which they are prohibited from conducting any transactions involving the Company’s securities. Each black-out period begins at the close of the market on the twentieth (20th) day of the calendar month prior to the close of any fiscal quarter and ends at the open of the market on the third (3rd) Trading Day following the release of the Company’s quarterly or annual financial results for that particular quarter (the “Black-Out Period”). The prohibition against trading during the Black-Out Period also prohibits the fulfillment of “limit orders” by any broker for such Section 16 Reporting Person, Designated Individual or Affiliated Party, and the brokers with whom any such “limit orders” are placed must be informed of such prohibition at the time such “limit order” is placed.

Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to a written trading plan that has been approved in writing by the Company's General Counsel in advance of a Black-Out Period while the employee was not in possession of material, non-public information and that meets all of the requirements of the SEC’s rules and regulations, including Rule 10b5-1 of the Exchange Act.

Additional black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.

No Trading in the Company’s Securities on a Short-Term Basis. Any Company securities purchased on the open market by a Section 16 Reporting Person, Designated Individual or Affiliated Party must be held for a minimum of six (6) months.

Note that the SEC’s short swing profit rules already penalize Section 16 Reporting Persons who sell any

Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, non-public information.

Same day “cashless” exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six (6) months of the exercise date.

Anti-Hedging Policy

Options trading. The directors and executive officers of the Company may not buy or sell puts or calls or other derivative securities on the Company’s securities, except in accordance with a program approved by the Company’s Board of Directors or a trade cleared by the President and Chief Executive Officer. This restriction does not apply to the exercise of employee or director stock options.

Hedging. The directors and executive officers of the Company may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Trading on margin or pledging. Directors and executive officers of the Company may not hold Company securities in a margin account or pledge Company securities as collateral for any loan, except that (i) such limitation shall not apply to Company securities pledged as collateral for a loan prior to March 10, 2021; or (ii) after such date, the board of directors may in its discretion approve in advance a pledge of Company securities as collateral for a loan in a particular case (other than a purpose loan from the Company within the meaning of Federal Reserve Regulation U) after taking into consideration the magnitude of the number and market value of shares proposed to be pledged in relation to the number of outstanding shares and the market value and trading volume of outstanding shares (generally, the aggregate shares pledged should not exceed 3% of shares outstanding on the date of the pledge), the percentage of shares proposed to be pledged to the total shares owned by the pledgor, the amount of shares proposed to be pledged in relation to the total shares then pledged by other Directors and executive officers, and all other factors deemed relevant by the board of directors. Although the board of directors believes that permitting limited pledging of Company securities to serve as collateral for a bona fide loan in appropriate circumstances will encourage Directors and executive officers to purchase and retain shares, the board of directors will not approve any pledge of Company securities as part of a hedging or monetization strategy designed to or otherwise having the effect of hedging or offsetting any decrease in the market value of Company securities.

Pre-Clearance of Trading by Section 16 Reporting Persons and Designated Individuals

If a Section 16 Reporting Person, Designated Individual or Affiliated Party is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared with Executive Management, even if the proposed transaction is to take place outside of the Black-Out Period. Such preclearance, unless revoked by Executive Management, shall normally remain valid until the close of trading three business days following the day on which preclearance of the transaction was granted.  If the transaction is not completed during such period, pre-clearance of the proposed transaction must be re-requested. Pre-clearance is not required for transactions under an approved trading plan under SEC Rule 10b5-1.If the transaction is cleared to proceed, the Company's Executive Management will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 of the Securities Act of 1933, as amended. If, upon requesting clearance, the Section 16 Reporting Person, Designated Individual or Affiliated Party is advised that Company stock may not be traded, he or she may not engage in any trade of any type and may not inform anyone of the restriction.

Pre-Clearance for Rule 10b5-1 Plans

Directors and Executive Officers may not implement a trading plan under SEC Rule 10b5- 1 at any time without prior clearance from Executive Management. Directors and Executive Officers may only enter into a trading plan when they are not in possession of material, inside information. In addition, Directors and Executive Officers may not enter into a trading plan during a black-out period. Once a trading plan is pre- cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan specified the dates, prices, and amounts of the contemplated trades or establishes a formula for determining dates, prices, and amounts. Transactions made under a trading plan must be reported to the Company’s Legal Department, which will assist the Director or Executive Officer in preparing the necessary Form 4.

Exception to the Prohibitions on Trading

Exercises in stock options granted under the Company’s equity compensation plans for cash are excluded from the aforesaid prohibition on trading. However, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option.

POLICIES REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION

All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.

Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about the Company for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect the Company’s securities. Therefore, it is important that an employee not disclose material, non-public information to anyone, including other employees of the Company, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information.

If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating or trading upon such information. Questions concerning what is or is not material, non-public information should be directed to the Executive Management or Corporate Secretary. Disclosure of the aforesaid type of information shall not be made without the prior approval of the above.

Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about the Company.

If the Company is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company.

If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact and receive approval from the Executive Management or Corporate Secretary.

Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about the Company may create serious problems for the Company whether or not the information is used to facilitate improper trading in securities of the Company. Therefore, it shall be the duty of each person employed or affiliated with the Company to maintain the confidentiality of information relating to the Company or obtained through a relationship of confidence. Employees should not discuss internal Company matters or developments with anyone outside the Company, except in the performance of regular corporate duties.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

1.	Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;
2.	Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;
3.	Not gossiping about Company affairs; and
4.	Restricting the copying and distribution of sensitive documents within the Company.

Internet. It is inappropriate for any unauthorized person to disclose Company information or to discuss the

Company on the Internet, including in any forum where companies and their prospects are discussed. To avoid the disclosure of material, inside information, no director, officer or employee may discuss the Company or Company-related information in an Internet forum under any circumstances.

Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to the Company’s Executive Management.

Inquiries Regarding Material, Non-public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Company’s Investor Relations Department.

Reporting of Violations

Any person who believes that a violation of this policy has taken place shall report such violation promptly to the Executive Management of the Company.

Any questions concerning this policy should be addressed to the Company’s Chief Financial Officer or Corporate Secretary.

ATTACHMENT A: Section 16 Reporting Persons

•	Board of Directors and director emeriti*
•	Executive Management: (Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Lending Officer, Chief Compliance Officer, Chief Strategy & Risk Officer) *
•	All Accounting/Financial department staff

* NOTE: SEC Form 4 Filing requirement applicable for all transactions

Insider Trading Policy Approval Tracker

Approved: December 2014

Re-approved: December 2015

Re-approved: January18, 2017

Re-approved: January17, 2018 Re-approved: January 9, 2019

Re-approved: January 15, 2020

Re-approved: February 10, 2021

Re-approved: March 10, 2021 Re-approved: March 16, 2022

Re-approved: March 15, 2023

Re-approved: March 20, 2024